UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT

PURSUANT TO SECTION 14A
of the
SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant ☑
Filed by a Party other than the Registrant ☐

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☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only [as permitted by Rule 14a-6(e)(2)]
☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Section 240.14a-12

PROVIDENCE RESOURCES, INC.
(Name of Registrant as Specified in its Charter)

N/A
(Name of Person(s) Filing Proxy Statement, if other than Registrant)

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PROVIDENCE RESOURCES, INC.
2610-1066 West Hastings Street,
Vancouver, British Columbia V6E 3X2 Canada
Telephone (604) 602-1717

October 27, 2006

Dear Stockholder:

Providence Resources, Inc. cordially invites you to attend an Annual Meeting of Stockholders to be held at 10:00 a.m., Pacific Time, on Friday the 17th of November, 2006, at 2610-1066 West Hastings Street, Vancouver, British Columbia, Canada. Please find enclosed a notice of the meeting, a proxy statement describing the business to be transacted at the meeting, and a proxy form for use in voting at the meeting.

Business matters to be acted upon at the meeting are described in detail in the accompanying notice and proxy statement. In addition, we will report on our progress and provide an opportunity for questions of general interest to our stockholders.

Thank you.

Sincerely,

_____
Nora Coccaro
Chief Executive Officer and Director

PROVIDENCE RESOURCES, INC.

NOTICE OF THE ANNUAL MEETING OF STOCKHOLDERS

Notice is hereby given by Providence Resources, Inc. (the "Corporation") that an Annual Meeting of Stockholders (the "Annual Meeting") will be held at 10:00 a.m., Pacific Time, on Friday the 17th of November, 2006, at 2610-1066 West Hastings Street, Vancouver, British Columbia, Canada. At the Annual Meeting, stockholders will vote on the following matters:

    i)   to elect four directors;

    ii) to ratify the selection of Chisholm, Bierwolf & Nilson, LLC, as the Corporation's independent registered public accounting firm for the fiscal year ending December 31, 2006; and

    iii) to transact such other business as may be properly brought before the meeting and any adjournments thereof.

Information regarding the above matters is set forth in the proxy statement that accompanies this notice.

The board of directors of the Corporation has fixed the close of business on October 27th, 2006, as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting and any adjournments thereof. A complete list of the stockholders entitled to notice of and to vote at the Annual Meeting will be maintained at the Corporation's executive offices during ordinary business hours for a period of ten days prior to the Annual Meeting. The list will be open to the examination of any stockholder for any purpose germane to the Annual Meeting during this time. The stockholders list will also be produced at the time and place of the Annual Meeting and will be open during the whole time thereof.

By Order of the Board of Directors,



_____

Nora Coccaro, Chief Executive Officer and Director
October 27, 2006

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON, PLEASE MARK, SIGN, DATE, AND RETURN THE ENCLOSED PROXY AT YOUR EARLIEST CONVENIENCE IN THE ENVELOPE PROVIDED. IF YOU DO ATTEND THE MEETING, YOU MAY VOTE EITHER IN PERSON OR BY YOUR PROXY.

NON-U.S. SHAREHOLERS, PLEASE RETURN YOUR EXECUTED PROXY BY FAX TO INTERWEST TRANSFER, ATTN: STACIE BANKS, AT (801) 277-3147. MS. BANKS' PHONE NUMBER IS (801) 272-9294.

IF YOU HOLD YOUR SHARES IN "STREET-NAME," PLEASE NOTE THAT ONLY YOUR BROKERAGE FIRM OR BANK CAN SIGN A PROXY ON YOUR BEHALF, AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. WE URGE YOU TO CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT TODAY, AND INSTRUCT THEM TO EXECUTE A PROXY IN FAVOR OF THE MATTERS PRESENTED IN THE PROXY STATEMENT.

TABLE OF CONTENTS

PROVIDENCE RESOURCES, INC.

PROXY STATEMENT

INTRODUCTION

This proxy statement is furnished by Providence Resources, Inc., in connection with the solicitation of proxies for use at the Annual Meeting of Stockholders ("Annual Meeting") to be held on Friday the 17th of November, 2006, at 10:00 a.m., Pacific Time, at 2610-1066 West Hastings Street, Vancouver, British Columbia, Canada, and at any and all adjournments thereof. This proxy statement is first being mailed to stockholders on or about October 27th, 2006.

Providence Resources, Inc.'s board of directors has proposed certain matters and has solicited the proxy form attached hereto.

Unless we indicate otherwise or unless the context requires otherwise, all references in this proxy statement to "we," "us," "our," or the "Corporation" are to Providence Resources, Inc., and our subsidiaries.

QUESTIONS AND ANSWERS

Q.   Why did I receive this proxy statement?

A.   You received this proxy statement in connection with the Annual Meeting pertaining to the following:

    i)   the election of four directors;
    ii)   the ratification of our selection of Chisholm, Bierwolf & Nilson, LLC, as the Corporation's independent registered public accounting firm for the fiscal year ending December 31, 2006; and
    iii)   the transaction of such other business as may be properly brought before the meeting and any adjournments thereof.

Q.   Why does the Corporation propose that the stockholders elect four directors?

A.   The Corporation's bylaws require that stockholders elect directors; we wish the stockholders to reelect two directors, and to elect two additional directors to expand the board of directors to better serve our stockholders.

Q.   Why does the Corporation propose that the stockholders ratify the selection of Chisholm, Bierwolf & Nilson, LLC, as the Corporation's independent registered public accounting firm?

A.   Though ratification by our stockholders is not required, the Corporation wishes to give our stockholders an opportunity to vote on our selection of auditors.

Q: **What happens if additional matters are presented for the Annual Meeting?**

A: If additional matters are properly presented for the Annual Meeting, we will attend to such matters and transact such business to address the matters with a vote.

Q: **Are the approvals of the proposals contingent upon one another?**

A: Neither proposal is contingent upon the approval of the other proposal.

Q. **What do I need to do now?**

A. Vote, either in person or by proxy.

Q: **What is a proxy?**

A: A proxy is your legal designation of another person to vote the stock you own. That other person is considered your proxy. If you designate someone as your proxy in a written document, that document also is called a proxy. The Corporation has designated Nora Coccaro, our chief executive officer and a director, to act as proxy for the Annual Meeting.

Q: **Who may vote at the Annual Meeting?**

A: You may vote your common stock if the Corporation's records show that you owned your shares as of the close of business on October 27, 2006 (the "Record Date"). You may cast one vote for each share of common stock held by you on all matters presented. As of the Record Date, there were 51,449,627 shares of common stock issued and outstanding.

Q: **What is the voting requirement to approve the proposals?**

A: For the proposal to elect certain nominees to the Corporation's board of directors, the affirmative vote of a plurality of the votes cast at the Annual Meeting is required for each nominee to be elected. For the proposal to ratify the selection of our independent registered public accounting firm, the affirmative vote of a majority of the votes cast at the Annual Meeting is required to ratify the selection. Abstentions have the same effect as votes against the proposals.

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute "broker non-votes." Generally, broker non-votes occur when a beneficial owner fails to give voting instructions with respect to "non-routine" matters. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Therefore, although broker non-votes are counted for purposes of determining a quorum, broker non-votes will not otherwise affect the outcome of any matter being voted on at the meeting.

Q: **What is the quorum requirement for the Annual Meeting?**

A: A majority of the Corporation's outstanding shares as of the Record Date, 25,724,814 shares, must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum if you (i) are present and vote in person at the meeting, or (ii) have properly submitted a proxy card.

Q: **How does the board of directors recommend that I vote?**

A: The board of directors recommends that you vote "FOR" each of the nominees for election to the Corporation's board of directors and "FOR" the selection of our independent registered public accounting firm.

Q: **Does Texas have dissenters' rights of appraisal?**

A: Stockholders of Texas domestic corporations have no rights of dissent and appraisal under the Texas Business Corporations Act in connection with the proposals.

Q: **How can I vote my shares in person at the Annual Meeting?**

A: If your shares are registered directly in your name with the Corporation's transfer agent, Interwest Transfer, you are considered the "stockholder of record" with respect to those shares the proxy materials and proxy card are being sent directly to you. As the stockholder of record, you have the right to vote in person at the Annual Meeting. If you choose to do so, you can bring the enclosed proxy card or vote using the ballot provided at the Annual Meeting. However, even if you plan to attend the Annual Meeting, the board recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.

Some of the Corporation's stockholders hold their shares in street name through a stockbroker, bank, or other nominee rather than directly in their own name. In that case, you are considered the "beneficial owner" of shares held in street name, and the proxy materials are being forwarded to you together with a voting instruction card. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from the broker, trustee, or nominee that holds your shares, giving you the right to vote those shares at the meeting. If you wish to attend the Annual Meeting and vote in person, you will need to contact your broker, trustee, or nominee to obtain a legal proxy.

Q: **How can I vote my shares without attending the Annual Meeting?**

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the Annual Meeting by completing and mailing your proxy card or voting instruction card in the enclosed pre-paid envelope or by faxing your proxy card to Interwest Transfer, attn: Stacie Banks, at (801) 277-3147. Please refer to the enclosed materials for details.

Q: **What happens if I do not give specific voting instructions?**

A: If you hold shares as a record holder, and you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by our board of directors. If you do not return a proxy and do not vote at the Annual Meeting in person, your shares will not be voted.

If you hold your shares through a broker, bank, or other nominee and you do not provide instructions on how to vote, your broker or other nominee may have authority to vote your shares on your behalf on matters to be considered at the Annual Meeting.

Q: How can I change my vote after I return my proxy card?

A: You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may do this by signing a new proxy card with a later date or by attending the meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote at the Annual Meeting or specifically request in writing that your prior proxy be revoked.

Q: Is my vote confidential?

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Corporation or to third parties, except: (i) as necessary to meet applicable legal requirements, (ii) to allow for the tabulation of votes and certification of the vote, and (iii) to facilitate a successful proxy solicitation. Occasionally, stockholders provide written comments on their proxy card, which may be forwarded to the Corporation's management.

Q: Where can I find the voting results of the Annual Meeting?

A: The preliminary voting results will be announced at the meeting. The final voting results will be tallied by our transfer agent and published on Form 8-K and Form 10-KSB.

Q: Who pays for the cost of this proxy solicitation?

A: The Corporation will pay the costs of the solicitation of proxies (under $10,000). The Corporation may also reimburse brokerage firms and other persons representing beneficial owners of shares for expenses incurred in forwarding the voting materials to their customers who are beneficial owners and obtaining their voting instructions. In addition to soliciting proxies by mail, the Corporation's board members, officers and employees may solicit proxies on the Corporation's behalf, without additional compensation, personally or by telephone.

Q: How can I obtain a copy of the Corporation's 10-KSB?

A: A copy of the Corporation's 2005 year end report on Form 10-KSB may be obtained at no charge by sending a written request to the Corporation's corporate address. The Form 10-KSB is also available on the Securities and Exchange Commission's website at *www.sec.gov*.

Q. Whom can I contact with questions?

A. If you have any questions about any of the actions to be taken by the Corporation, please contact the Corporation's chief executive officer, Nora Coccaro, at (604) 838-9797.

PROPOSAL 1 - ELECT DIRECTORS

The Corporation's directors are to be elected annually by the stockholders to serve until the following annual meeting and until their respective successors have been duly elected. Our bylaws provide that the number of directors comprising the whole board of directors shall from time to time be fixed and determined by resolution adopted by our board of directors. Our board of directors is currently comprised of two directors. The board of directors is recommending an increase in size to four directors, one of which directors will fill the position of chairman of the board.

The Corporation's bylaws provide that if the size of our board of directors increases to more than two directors, the board of directors must be divided into three classes: Class A, Class B, and Class C. The term of office of the initial Class A directors shall expire at the first succeeding annual meeting of stockholders, the term of the initial Class B directors shall expire at the second succeeding annual meeting of stockholders, and the term of the initial Class C directors shall expire at the third succeeding annual meeting of stockholders. At each annual meeting after the initial classification of directors, directors to replace those whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting.

The Corporation's bylaws grant the chairman of the board of directors additional voting powers by providing that, in the event of a tie vote of the board of directors in which all directors have voted or abstained from voting, the chairman of the board of directors may cast an additional vote and the matter will be approved or disapproved based upon such vote.

If this proposal is approved by the stockholders at the Annual Meeting, the directors will immediately begin serving in their positions, and the names of the new directors will be included in a Public Information Report that will accompany the next filing of the annual franchise tax report with the Secretary of State of Texas.

REQUIRED VOTE

Election of each nominee requires the affirmative vote of the holders of a plurality of the outstanding shares of common stock voted at the Annual Meeting, assuming a quorum is present. Broker non-votes are counted solely for the purpose of determining a quorum. Abstentions will have the same effect as a vote against this proposal.

BOARD RECOMMENDATION

The board of directors unanimously recommends a vote "For" each of the nominees

CLASS A NOMINEES

The following nominees are standing for election as directors and will serve until the next annual meeting and until such time as a successor is elected and qualified:

Name	Age	Position	Period of Service as Director
Charles Crowell	62	Director	None
Randy Buchamer	50	Director	None

CLASS B NOMINEE

The following nominee is standing for re-election as director and will serve until the second succeeding annual meeting and until such time as a successor is elected and qualified:

Name	Age	Position	Period of Service as Director
Nora Coccaro	49	chief executive officer, chief financial officer, principal accounting officer, secretary, and director	1999

CLASS C NOMINEE

The following nominee is standing for re-election as director and will serve until the third succeeding annual meeting and until such time as a successor is elected and qualified:

Name	Age	Position	Period of Service as Director
Markus Mueller	48	director	2003

BIOGRAPHICAL INFORMATION OF NOMINEES

Nora Coccaro was appointed to the Corporation's board of directors on November 16, 1999, and currently serves as a director, and as our chief executive officer, chief financial officer and principal accounting officer.

Ms. Coccaro serves as an officer and director (December 2005 to present) of Newtech Resources, Inc., an OTC:BB quoted company without operations, an officer and director (February 2004 to present) of Solar Energy Limited, an OTC: BB quoted company involved in the development of alternative sources of energy, an officer and director (from January 15, 2000 to present) of Sona Development Corp., an OTC: BB quoted company without current operations, and as an officer and director (October 2003 to present) of ASP Ventures Corp., an OTC: BB quoted company without current operations. Ms. Coccaro has also served as an officer and director (February 2000 to January 2004) of OpenLimit, Inc., an OTC: BB quoted company involved in credit card encryption technology, as a director (1998 until May 1999) of Americana Gold & Diamond Holdings, Inc. an OTC: BB quoted company without current operations, and as an officer and director (1997 until 1999) of Black Swan Gold Mines, a Toronto Senior Listing company with diamond exploration activities in Brazil. Since September 1998, Ms. Coccaro has acted as the Consul of Uruguay to Western Canada. Ms. Coccaro attended medical school at the University of Uruguay before becoming involved in the management of public entities.

Markus Mueller was appointed to the Corporation's board of directors on May 28, 2003, and currently serves as a director.

Mr. Mueller serves as a director (August 2000 to present) of Scherrer & Partner Portfolio Management AG Zurich and of First Equity Securities AG Zurich, both of which are involved in asset management for private clients and manage investment funds. Prior to Mr. Mueller's current engagements, he acted as a director (1995 to 2000) of Jefferies AG Zurich (Switzerland) and as the managing director (1995 to 2000) of Jefferies Management AG Zug (Switzerland), both of which are also involved in asset management for private clients.

Charles Crowell serves as a director (July 2002 to present) of Gasco Energy, Inc., an AMEX listed natural gas and petroleum exploitation, development, and production company. Since 1993, Mr. Crowell has been a practicing attorney and a consultant to oil and gas companies, and was a senior member (November 1995 to June 1998) of Crowell & Bishop, PLLC, Attorneys. Mr. Crowell has served as director (June 1999 to February 2001) of Comanche Energy, Inc., an OTC:BB quoted energy company. Mr. Crowell has also held the position of manager (September 1996 to June 2000) at Enigma Engineering Company, LLC. Mr. Crowell has served as director (June 1997 to October 1998) of Arakis Energy Corporation, a NASDAQ National Market listed company, as director (December 1989 to May 1993) and chairman of the board (August 1990 to December 1992) of Aero Services International, Inc., a NASDAQ National Market listed company, and as director (October 1989 to May 1993) of Triton Europe, plc, a London Stock Exchange quoted company. Mr. Crowell holds a BA degree from John Hopkins and a JD from University of Arkansas. He was admitted to the practice of law in Texas in 1974.

Randy Buchamer is the chief executive officer (August 2001 to present) and was the chairman of the board (August 2001 to January 2003) of Voice Mobility Inc., an OTC:BB and TSX quoted unified communications company. Mr. Buchamer serves as director and chief financial officer (March 2004 to present) of Bradner Ventures Ltd, a reporting company registered with the Commission without operations. He is also a director of BC ADVANTAGE FUNDS, a British Columbia based government accredited management capital fund. Mr. Buchamer served as director of Heartland Oil and Gas Ltd. (October 2002 to May 2005) an OTC:BB quoted gas extraction company. Mr. Buchamer was the managing director of operations (March 1999 to April 2000) of The Jim Pattison Group and was responsible for supporting the operations of the subsidiaries. Mr. Buchamer was the vice-president and chief operating officer (March 1988 to March 1999) for Mohawk Oil, a producer and seller of petroleum products. Mr. Buchamer holds an Executive Management Development Degree (condensed EMBA) from Simon Fraser University and attended the University of Illinois in Business Administration (Marketing and Finance). He has also completed courses at the IBM Canada Business Management School.

BOARD MEETINGS

The board of directors had no formal meetings in 2005 or 2006, as that there were only two directors who kept in constant communication with one another. However, the board held numerous informal meetings and affected numerous written consents in 2005 and 2006. The board of directors intends to hold a minimum of four board meetings before the next annual meeting in the event that the size of the board increases as the nominees reside in different geographic locations.

BOARD OF DIRECTORS COMMITTEES

The board of directors has not established an audit committee, nomination committee, or compensation committee. We believe that, with two directors, the formation of such committees has not been necessary or practical. However, since we intend to increase the number of directors to four and wish to differentiate certain directors' duties with regard to any committees, we expect to establish an audit committee, as well as determining who will become a member of such committee, following the Annual Meeting.

CODE OF ETHICS

The Corporation has adopted a Code of Ethics within the meaning of Item 406(b) of Regulation S-B of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Code of Ethics applies to directors and senior officers, such as the principal executive officer, principal financial officer, controller, and persons performing similar functions. The Corporation's Code of Ethics is available in print, at no charge, to any security holder who requests such information by contacting the Corporation.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Stockholders wishing to contact the board of directors or specified members of the board of directors should send correspondence to Nora Coccaro at: Providence Resources, Inc., 2610-1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, Canada. All communications so received from stockholders of the Corporation will be forwarded to the members of the board of directors, or to a specific board member if so designated by the stockholder. A stockholder who wishes to communicate with a specific board member should send instructions asking that the material be forwarded to the director. All stockholders are also encouraged to communicate directly with the officer and directors regarding issues affecting the Corporation at the Annual Meeting.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Based solely upon a review of Forms 3, 4 and 5 furnished to the Corporation, the Corporation is aware of the following individuals who during the period ended December 31, 2005, served as a director, officer, or beneficial owner of more than ten percent of the common stock of the Corporation, and who failed to file, on a timely basis, reports required by Section 16(a) of the Exchange Act:

- Nora Coccaro failed to file a Form 5 in a timely manner; and
- Markus Muller failed to file a Form 5 in a timely manner.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of the Corporation's common stock as of October 27, 2006, with respect to: (i) all directors; (ii) all nominees to the board of directors; (iii) each person known to the Corporation to be the beneficial owner of more than five percent of the Corporation's common stock; and (iv) directors and executive officers of the Corporation as a group.

Title of Class	Names and Addresses of Management, Nominees And Certain Beneficial Owners	Number of Shares	Percent of Class
Common	Nora Coccaro - chief executive officer, chief financial officer, principal accounting officer, and director 1066 – 2610 West Hastings St. Vancouver, British Columbia, Canada	353,500	0.69%
Common	Markus Mueller - director c/o FES AG Bleicherweg 66 CH-8022 Zurich, Switzerland	7,184,384	13.96%
Common	Randy Buchamer - nominee for director 2998 Brookridge Drive North Vancouver, B.C. V7R 3A8	500,000	0.97%
Common	Charles Crowell - nominee for director 503 University Tower 6440 N. Central Expressway Dallas, Texas 75206	100,000*	0.19%
Common	Nicolas Mathys Weinberghohe 17 CH-6340 Baar, Switzerland	2,700,002	5.25%
Common	Bo Thorwald Berglin Splügenstrasse 12 CH-8002 Zurich, Switzerland	2,658,759	5.17%
Common	Officer and Directors as a Group	7,537,884	14.65%

* Additionally, Charles Crowell has 50,000 common share purchase warrants exercisable at $1.00 before July 25, 2009.

EXECUTIVE COMPENSATION

The following table provides summary information for the years 2005, 2004, and 2003 concerning cash and non-cash compensation paid or accrued by the Corporation to or on behalf of (i) the chief executive officer at the year ended December 31, 2005, and (ii) any other employees to receive compensation in excess of $100,000.

Summary Compensation Table								
		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs(#)	LTIP payouts ($)	All Other Compensation ($)
Nora Coccaro - CEO, CFO, principal accounting officer, and director	2005	43,331	-	-	25,000	-	-	-
	2004	32,000	-	-	-	-	-	-
	2003	32,100	-	-	-	-	-	-

COMPENSATION OF DIRECTORS

The Corporation's directors are not currently compensated for their services as directors of the Corporation. Directors currently are not reimbursed for out-of-pocket costs incurred in attending meetings.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 29, 2006, the board of directors of the Corporation authorized the issuance of 2,160,949 shares of common stock valued at $0.11 per share or $242,511, to Markus Mueller, a director of the Corporation, pursuant to a Note Exchange Agreement dated April 10, 2006.

On April 26, 2006, the board of directors of the Corporation authorized the issuance of 300,000 shares of common stock valued at $1.20 per share or $360,000, to Nora Coccaro, one of the Corporation's directors and sole officer, as additional consideration for consulting services rendered.

On October 25, 2005, the board of directors of the Corporation authorized the issuance of 2,092,293 shares of common stock valued at $0.10 per share or $209,229, to Markus Mueller, a director of the Corporation, pursuant to an agreement for the cancellation of debt from consulting fees, loans made to the Corporation, and interest.

On October 25, 2005, the board of directors of the Corporation authorized the issuance of 50,000 shares of common stock valued at $0.25 per share or an aggregate of $25,000, to Nora Coccaro, one of the Corporation's directors and sole officer, as additional consideration for services rendered.

On December 5, 2004, the board of directors of the Corporation authorized the issuance of 2,931,142 shares of common stock to Mr. Mueller valued at $0.07 per share, for settlement of loans to the Corporation of $138,680 and consulting services rendered to the Corporation of $66,500, pursuant to a Debt Settlement Agreement dated December 5, 2004.

On July 1, 2003, the board of directors of the Corporation entered into a consulting agreement with Markus Mueller, a director and significant shareholder of the Corporation. The agreement has an automatic renewal provision unless terminated by either party. During the six months ended June 30, 2006 and 2005, the Corporation recognized consulting expense of $28,500 and $21,000 respectively.

On March 16, 2000, the board of directors of the Corporation entered into a consulting agreement with Ms. Coccaro, one of the Corporation's directors and sole officer. The agreement has an automatic renewal provision unless terminated by either party. During the six months ended June 30, 2006 and 2005, the Corporation recognized consulting expense of approximately $388,500 and $20,981 respectively. Of the current year's expense, $360,000 relates to the deemed value of 300,000 shares of common stock issued to the chief executive officer on April 26, 2006.

PROPOSAL 2 - RATIFY SELECTION OF PUBLIC ACCOUNTANT

Subject to ratification by our stockholders, the board of directors has selected the firm of Chisholm, Bierwolf & Nilson, LLC, 533 W. 2600 S., Bountiful, Utah, as our independent registered public accounting firm to examine and audit our financial statements for the fiscal year ending December 31, 2006. This firm has audited our financial statements for two years and is considered to be well qualified. Though action by stockholders is not required under the law for the selection of an independent registered public accounting firm, the ratification of Chisholm, Bierwolf & Nilson, LLC's selection is being submitted by the board of directors in order to give our stockholders an opportunity to vote on our selection of auditors. In the event that a majority of the votes represented at the Annual Meeting are not voted in favor of the selection of Chisholm, Bierwolf & Nilson, LLC, the board of directors will reconsider its decision.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees

Chisholm, Bierwolf & Nilson, LLC, reviewed the Corporation's quarterly financial statements in 2006, 2005 and 2004, and provided audit services to the Corporation in connection with our annual report for the fiscal year ended December 31, 2005 and 2004. The aggregate fees billed by Chisholm, Bierwolf & Nilson, LLC, for services in 2006, 2005 and 2004 have been $14,955, $6,500, and $6,500 respectively.

Audit Related Fees

Chisholm, Bierwolf & Nilson, LLC, billed to the Corporation no fees in 2006, 2005 or 2004 for professional services that are reasonably related to the audit or review of the Corporation's financial statements that are not disclosed in "Audit Fees" above.

Tax Fees

Chisholm, Bierwolf & Nilson, LLC, billed to the Corporation no fees in 2006, 2005 or 2004 for professional services rendered in connection with the preparation of the Corporation's tax returns for the period.

All Other Fees

Chisholm, Bierwolf & Nilson, LLC, billed to the Corporation no fees in 2006, 2005 or 2004 for other professional services rendered or any other services not disclosed above.

Audit Committee Pre-Approval

The Corporation does not have a standing audit committee. Therefore, all services provided to the Corporation by Chisholm, Bierwolf & Nilson, LLC, as detailed above, were pre-approved by the Corporation's board of directors. The Corporation's independent auditors, Chisholm, Bierwolf & Nilson, LLC, performed all work using only their own full time permanent employees.

REQUIRED VOTE

Ratification of Chisholm, Bierwolf & Nilson, LLC's selection as our independent registered public accounting firm requires the affirmative vote of a majority of the votes cast at the Annual Meeting, assuming a quorum is present. Broker non-votes are counted solely for the purpose of determining a quorum. Abstentions will have the same effect as a vote against this proposal.

BOARD RECOMMENDATION

The board of directors unanimously recommends a vote "For" ratifying the selection of Chisholm, Bierwolf & Nilson, LLC, as the Corporation's independent registered public accounting firm.

ADDITIONAL GENERAL INFORMATION

VOTING SECURITIES

As of October 27, 2006, there were 51,449,627 shares of common stock and no shares of preferred stock issued and outstanding. Each holder of common stock is entitled to one vote for each share held by such holder.

STOCKHOLDER PROPOSALS

Stockholders wishing to submit a proposal or director nomination to be included in the board of directors' solicitation of proxies for annual meetings must be sent to Nora Coccaro at: Providence Resources, Inc., 2610-1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, Canada. The submission must be received a reasonable amount of time prior to the time that the proxy materials are to be mailed in connection with such meeting in order to be included in the proxy statement and proxy relating to that meeting. In accordance with the Corporation's bylaws, the submission must be delivered to the Corporation's principal offices not less than 30 days nor more than 60 days prior to the meeting. However, in the event that public disclosure of the date of the meeting is first made less than forty days prior to the date of the meeting, the submission must be received no later than the close of business on the tenth day following the day on which such public disclosure of the date of the meeting was made. Such proposals must comply with all of the requirements of Commission Rule 14a-8.

GENERAL AND OTHER MATTERS

The board of directors knows of no matter, other than those referred to in this proxy statement, which will be represented at the Annual Meeting. However, if any other matters are properly brought before the Annual Meeting or any of its adjournments, Ms. Coccaro, acting as proxy, will vote upon such matters in accordance with her judgment on such matters.

The cost of preparing, assembling, and mailing this proxy statement, the enclosed proxy card and the notice of the Annual Meeting will be paid by us. Additional solicitation by mail, telephone, telegraph or personal solicitation may be done by our directors, officers and regular employees. Such persons will receive no additional compensation for such services. Brokerage houses, banks and other nominees, fiduciaries and custodians nominally holding shares of common stock of record will be requested to forward proxy soliciting material to the beneficial owners of such shares, and will be reimbursed by us for their reasonable expenses.

WHERE YOU CAN FIND MORE INFORMATION

The Corporation is subject to the informational requirements of the Exchange Act. The Corporation files reports, proxy statements and other information with the Commission. The public may read and copy any materials that we file with the Commission at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. The public may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The statements and forms we file with the Commission have been filed electronically and are available for viewing or copy on the Commission maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site can be found at *www.sec.gov*.

A copy of the Corporation's yearly report on Form 10-KSB for the fiscal year ended December 31, 2005, can be found at the Commission's Internet site. The yearly report does not form any part of the materials for the solicitation of proxies. Copies of the yearly report will be sent to any stockholder without charge upon written request addressed to: Providence Resources, Inc., 2610-1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, Canada, attention: Nora Coccaro.

STOCKHOLDERS ARE URGED TO IMMEDIATELY MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED. NON-U.S. SHAREHOLERS, PLEASE RETURN YOUR EXECUTED PROXY BY FAX TO INTERWEST TRANSFER, ATTN: STACIE BANKS, AT (801) 277-3147. MS. BANKS' PHONE NUMBER IS (801) 272-9294.

By Order of the Board of Directors,

_____
Nora Coccaro, Chief Executive Officer and Director
October 27, 2006

PROVIDENCE RESOURCES, INC.
Annual Meeting of Stockholders – November 17, 2006

P
R
O
X
Y

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned stockholder of Providence Resources, Inc., does hereby nominate, constitute and appoint Nora Coccaro, the true and lawful proxy, agent and attorney of the undersigned, with full power of substitution, to vote for the undersigned all of the common stock of said Corporation standing in the name of the undersigned at the close of business on October 27th, 2006, at the Annual Meeting of Stockholders to be held at the Corporation's offices, 2610-1066 West Hastings Street, Vancouver, British Columbia, Canada, on Friday the 17th of November, 2006, at 10:00 a.m., local time, or at any adjournment or postponement thereof, with all of the powers which would be possessed by the undersigned if personally present.

IF NO CONTRARY INSTRUCTION IS INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSAL.

☒ Please mark votes as in this example.

PROPOSAL 1
Elect the following directors:

- Charles Crowell
    FOR   AGAINST   ABSTAIN
    ☐   ☐   ☐

- Randy Buchamer
    FOR   AGAINST   ABSTAIN
    ☐   ☐   ☐

- Nora Coccaro
    FOR   AGAINST   ABSTAIN
    ☐   ☐   ☐

- Markus Mueller
    FOR   AGAINST   ABSTAIN
    ☐   ☐   ☐

PROPOSAL 2
Ratify the selection of Chisholm, Bierwolf & Nilson, LLC as the Corporation's independent registered public accounting firm.

FOR   AGAINST   ABSTAIN
☐   ☐   ☐

NOTE: Please print and sign your name exactly as your name (or names) appears hereon. When signing as attorney, executor, administrator, trustee or guardian please give your full title. If more than one trustee, all trustees should sign. All joint owners must sign.

In the event that you do not use the original proxy card provided by the transfer agent, please include the number of shares to which you are entitled to vote.

Signature _____

Print   _____

Date   _____

Signature _____

Print   _____

Date   _____

Shares   _____

`

PLEASE MARK, DATE, SIGN, AND RETURN THIS PROXY IN THE ENVELOPE PROVIDED. NON-U.S. SHAREHOLERS SHOULD RETURN THIS PROXY BY FAX TO: INTERWEST TRANSFER, ATTN: STACIE BANKS, AT (801) 277-3147.